

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 28, 2015

Peter Bauer
Chief Executive Officer
Mimecast Limited
CityPoint, One Ropemaker Street, Moorgate
London EC2Y 9AW
United Kingdom

> **Re: Mimecast Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 18, 2015**
> **CIK No. 0001644675**

Dear Mr. Bauer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2015 letter.

Principal Shareholders, page 116

1.   Footnotes 2, 3 and 7 to the beneficial ownership table disclaim beneficial ownership except to the extent of pecuniary interest. Please remove these disclaimers or advise why they are appropriate. In this regard, General Instruction F to Form 20-F defines a beneficial owner as any person who has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.   We note in your response to prior comment 7 you state that many of your resellers provide additional infrastructure services, including hosting and running the customer's exchange server remotely, and selling an integrated offering to customers who have their email hosted through another third party. Clarify whether these additional infrastructure services are only provided by the resellers under Scenario 2 arrangements and that under Scenario 1 arrangements, there are no additional infrastructure services provided by the reseller with respect to cloud based email services. Otherwise, please clarify the additional services provided by the reseller.

3.   Clarify whether all of the Scenario 2 arrangements include the reseller providing additional infrastructure services. Also, for arrangements where the reseller provides an integrated offering to end users who have their email hosted through another third party, and you provide the security services, clarify the specific services that the reseller is providing and why it would be considered the primary obligor for the integrated offering. For these types of arrangements, and in instances where you are aware of the total sales price to the end user, clarify why you do not recognize the total sales price as revenue.

4.   It appears that the Scenario 2 arrangements involve the reseller providing additional infrastructure services that are bundled with your service into a larger overall solution. Clarify what you consider the predominant deliverable in the arrangement, taking into consideration the end users' needs and expectations. Also, clarify whether the end user has recourse to you for service issues and whether you are responsible for providing remedies to the end user.

5.   We note your response to prior comment 9. Based on your disclosures on pages F-11 and F-12, it appears that the contract term of your subscription services is typically one year, while your set up fees are recognized over the contract term or the average customer life, whichever is longer. Further, the estimated customer life has been determined to be five years. As such, while we note that you believe the arrangement is a single unit of accounting, it appears that you are recognizing a portion of the arrangement consideration over one year and a portion over five years. If so, clarify your basis for determining the amount to defer as the set-up fee and the amount to recognize as subscription revenue, and why you believe this to be a reasonable. In this regard, tell us how you considered your ongoing subscription renewals in evaluating the reasonableness of the amount allocated to the subscription revenue.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Michael J. Minahan, Esq.
        Goodwin Procter LLP